15046178

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8- 52922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Poydras Street, Suite 2250
(No. and Street)

New Orleans	Louisiana	70112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel — 504-584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/18

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

Sandra A. Hayden
Notary Public No. 64860
Parish of Plaquemines, State of Louisiana
My Commission is for Life.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBT INVESTMENTS, INC.

Audit of Financial Statements

December 31, 2014

Contents

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
FBT Investments, Inc.

We have audited the accompanying statement of financial condition of FBT Investments, Inc. (the Company) as of December 31, 2014, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBT Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of FBT Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of FBT Investments, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2015

FBT INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2014

Assets		
Cash and Cash Equivalents	$	64,898
Certificate of Deposit		23,705
Deposit Held at Clearing Broker		25,000
Money Market Investments Held at Clearing Broker		426,675
Receivable from Clearing Broker		86,745
Due from Related Parties		13,794
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $212,194		13,883
Other Assets		39,542
Total Assets	$	694,242
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	100,365
Total Liabilities		100,365
Stockholder's Equity		
Common Stock - $1 Par Value; 1,334 Shares Authorized, Issued, and Outstanding		1,334
Additional Paid-In Capital		1,039,007
Accumulated Deficit		(446,464)
Total Stockholder's Equity		593,877
Total Liabilities and Stockholder's Equity	$	694,242

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commission Income	$	892,513
Fee Income		176,409
Interest, Dividends and Other Income		5,216
Total Revenues		1,074,138
Expenses		
Employee Compensation and Benefits		648,745
Occupancy and Equipment		70,338
Fees		142,045
Other Operating Expenses		124,654
Total Expenses		985,782
Net Income	$	88,356

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2013	$ 1,334	$ 1,039,007	$ (534,820)	$ 505,521
Distributions to Stockholder	-	-	-	-
Net Income for the Year 2014	-	-	88,356	88,356
Balance - December 31, 2014	$ 1,334	$ 1,039,007	$ (446,464)	$ 593,877

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

FBT INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net Income	$	88,356
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation and Amortization		7,170
Decrease in Receivable from Clearing Broker		17,456
Decrease in Due from Related Parties		13,351
Decrease in Other Assets		1,815
Increase in Accounts Payable and Accrued Expenses		14,532
Decrease in Due to Related Party		(19,856)
Net Cash Provided by Operating Activities		122,824
Cash Flows from Investing Activities		
Increase in Money Market Investments, Net		(110,274)
Increase in Certificate of Deposit		(177)
Purchases of Furniture and Equipment		(6,955)
Net Cash Used in Investing Activities		(117,406)
Net Increase in Cash and Cash Equivalents		5,418
Cash and Cash Equivalents, Beginning of Year		59,480
Cash and Cash Equivalents, End of Year	$	64,898

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

FBT Investments, Inc. (the Company) is a wholly-owned subsidiary of First Bank and Trust (the Parent), a Louisiana chartered bank.

The Company provides retail brokerage services to customers primarily in Louisiana. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

Furniture and Equipment

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Depreciation and amortization charged to operations amounted to $7,170 for the year ended December 31, 2014.

Major components of furniture and equipment are as follows:

Furniture	$ 24,720
Equipment	160,787
Leasehold	40,570
	226,077
Less Accumulated Depreciation	(212,194)
	$ 13,883

Income Taxes

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax return of its stockholder.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition
Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Fee income is recorded as the related services are provided and fees are earned.

Recent Accounting Pronouncements
In June 2014, the FASB issued ASU 2014-11, *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*. The amendments of ASU 2014-11 require two accounting changes. First, the amendments in this ASU change the accounting for repurchase-to-maturity transactions to secured borrowing accounting. Second, for repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. In addition, the amendments in ASU 2014-11 require disclosures for certain transactions comprising (i) a transfer of a financial asset accounted for as a sale and (ii) an agreement with the same transferee entered into in contemplation of the initial transfer that results in the transferor retaining substantially all of the exposure to the economic return on the transferred asset throughout the term of the transaction. ASU 2014-11 also requires disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. For non-public entities, all changes are effective for annual periods beginning after December 15, 2014 and interim periods beginning after December 15, 2015. Non-public entities may elect to apply the requirements for interim periods beginning after December 15, 2014. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. This guidance requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for non-public entities for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. A non-public entity may elect to apply this guidance early with certain restrictions. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

Note 2. Receivable from Clearing Broker

Receivable from clearing broker represents uncollected commissions and fees due from other brokers.

Note 3. Agreement with Clearing Organization

The Company utilizes Pershing, LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2014, $25,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to compensate Pershing, LLC on a "per transaction" basis with a minimum compensation of $25,000 per calendar quarter.

Note 4. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully-disclosed basis which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval, monitoring processes, and by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and positions when necessary.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2014, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under leases expiring in 2016. Future minimum lease payments under these operating leases are as follows:

2015	$ 47,609
2016	15,870
Total	$ 63,479

Rent expense for 2014, totaled $34,207 and is included in the statement of income under occupancy and equipment expense.

Note 5. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

As stated in Note 1, taxable income or loss of the Company is included in the tax return of its stockholder. The Company's stockholder files U.S. federal income tax returns, and the Company files state income tax returns in several jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2011 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2014, the Company had no uncertain tax positions.

Note 6. Related Party Transactions

The Company's cash and cash equivalents at December 31, 2014, were held by FBT. Additionally, a certificate of deposit of $23,705 was held at FBT at December 31, 2014.

The Company has an agreement to provide management and support services to two affiliates. Amounts received from affiliates totaled $79,200 for the year ended December 31, 2014. The Company was owed $13,794 for management and support services at December 31, 2014. This is included on the statement of financial condition.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $491,869, which was $441,869 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .20 to 1 at December 31, 2014.

Note 8. Employee Benefit Plan

The Company participates with its affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2014, totaled $9,334.

Note 9. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 20, 2015, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

FBT INVESTMENTS, INC.
Supplementary Information
December 31, 2014

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Net Capital		
Total Stockholder's Equity	$	593,877
Deductions and/or Charges		
Furniture and Equipment		(13,883)
Non-Allowable Receivables and Other Assets		(79,592)
Net Capital Before Haircuts on Securities Positions		500,402
Haircuts on Securities		(8,533)
Net Capital	$	491,869
Aggregate Indebtedness	$	100,365
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	50,000
Excess of Net Capital	$	441,869
Excess Net Capital at 1000%	$	481,833
Ratio: Aggregate Indebtedness to Net Capital		0.20 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	491,869
Net Capital Per Above	$	491,869

FBT INVESTMENTS, INC.
Supplementary Information
December 31, 2014

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

FBT Investments, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as FBT Investments, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2014, FBT Investments, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

FBT INVESTMENTS

FBT INVESTMENTS, INC.
Exemption Certification
For the Year Ended December 31, 2014

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Leonard N. Alsfeld certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to FBT Investments, Inc.

1. FBT Investments, Inc. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. FBT Investments, Inc. met the above exemptive provisions throughout the most recent fiscal year without exception.

____
Signature

President and CEO
Title

909 Poydras Street, Suite 2250 New Orleans, LA 70112
p: 504.584.5888 f: 504.584.5887 toll free: (877) 809.8400 www.fbtinvestments.com

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
FBT Investments, Inc.

We have reviewed management's statements, included in the accompanying FBT Investments, Inc. Exemption Report, in which (1) FBT Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which FBT Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) FBT Investments, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. FBT Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FBT Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2015

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Members
FBT Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FBT Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FBT Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FBT Investments, Inc.'s management is responsible for FBT Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2015